May 2nd, 2011 Via Edgar United State Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549

Attention:	Craig Wilson

	Re:	Tree Top Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed April 15, 2011 File No. 000-10210

Dear Mr. Wilson:

We have not filed an amended Form 10-K for the fiscal year ended December 31, 2010 in response to your recent review letter addressed to David Reichman, Chief Executive Officer of Tree Top Industries, Inc. (“TTI”), dated April 21, 2011. As you will see below, we do not believe that any of your comments required us to file an amendment to the 10-K. The following are our responses to your comments, along with our rational that an amendment to the 10-K is not required:

1.
While the financial statement for the period from inception (August 1, 2007) through December 31, 2008 were originally audited by Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”), the financial statements for such time period that were disclosed in the 10-K were unaudited.  Furthermore, we did disclose the following: “The financial statements for the period from inception (August 1, 2007) to December 31, 2008, were audited by other auditors whose report expressed an unqualified opinion on those statements.”  However, we in no way indicated that such financial statements were included in the 10-K.  To the contrary, every disclosure of financial statements from inception through December 31, 2008 was clearly marked as “Unaudited”.  Such financial statements for the period from inception need not be audited pursuant to § 210.8-03 of Regulation S-X.

	2.	No audit report or consent from Chisholm is included in our 10-K. All years that may have been audited by Chisholm were re-audited by our new independent public accountant, M&K CPAs, PLLC.

3.
We disagree that indicating the PCAOB has revoked the registration of our prior auditor, Chisholm, is necessary in order to make the required statements- whether the former accountant resigned, declined to stand for re-election or was dismissed- not misleading.  Chisholm notified the Company that it was not going to stand for re-election as its independent auditor back on August 24, 2010.  This is a significant period of time prior to the PCAOB’s revocation of Chisholm’s registration. Chisholm’s declination to stand for re-election occurred eight months prior to the revocation of its license and the omission of such fact from the 10-K cannot reasonably be perceived as misleading.

TTI hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure.  Furthermore, TTI hereby acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Finally, TTI hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your correspondence regarding this matter to the undersigned and to Matthew C. McMurdo, Esq. (fax: 646-390-7090).

Very Truly Yours

/s/ David Reichman

Chairman of the Board, Chief Executive Officer

cc: Matthew McMurdo, Esq.